Exhibit 12

Description of Securities Other Than Equity Securities

A	Debt Securities

Not Applicable.

B	Warrants and Rights

Not Applicable.

C	Other Securities

Not Applicable.

D	American Depositary Shares

JPMorgan Chase Bank, N.A. (the “Depositary”) serves as the depositary for our ADSs. ADS holders are required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

ADS holders are required to pay the Depositary amounts in respect of expenses incurred by the Depositary or its agents on behalf of ADS holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, facsimile transmission or conversion of foreign currency into U.S. dollars.

ADS holders are also required to pay additional fees for certain services provided by the Depositary, as set forth in the table below.

Depositary service		Fee payable by ADS holders
(a)	Issuance and delivery of ADRs against deposits of shares, including deposits in respect of share distributions, rights and other distributions	Up to U.S.$5.00 per 100 ADSs (or portion thereof)
(b)	Distribution of dividends	U.S.$0.02 or less per ADS
(c)	Withdrawal of shares underlying ADSs	Up to U.S.$5.00 per 100 ADSs (or portion thereof)
(d)	Transfer, combination and split-up of ADRs	U.S.$1.50 per ADS

The Depositary may sell (by public or private sale) sufficient securities and property received in respect of share distributions, rights and other distributions prior to the deposit of shares to pay the charges described in (a) and (c) of the table above. In addition, the Depositary may deduct from any distributions on or in respect of deposited securities, or may sell by public or private sale for the account of a holder, any part or all of such deposited securities (after attempting by reasonable means to notify the holder prior to such sale), and may apply such deduction or the proceeds of any such sale in payment of any tax or other governmental charge that may become payable by or on behalf of a custodian or the Depositary with respect to any ADR, any deposited securities represented by ADSs or any distribution thereon.

ADS Split

On October 23, 2018, we announced a ratio change to our ADR program from one ADS per 600 of our common shares into one ADS per 200 of our common shares. This modification became effective on November 23, 2018, upon which ADR holders received two additional ADSs for each ADS held as of the record date of November 15, 2018. Additionally, the existing ADRs, as of the effective date continued to be valid and were not exchanged for new ones.

Payments by the Depositary

The Depositary has agreed to reimburse us for certain reasonable expenses related to the ADS program, subject to a cap agreed between the Depositary and us. These reimbursable expenses currently include, but are not limited to, legal fees, NYSE listing fees, investor relations servicing, investor-related presentations, ADR-related advertising and public relations in those jurisdictions in which the ADRs may be listed or otherwise quoted for trading, and accountants’ fees in relation to our regulatory filings. During the year ended December 31, 2024, we received gross reimbursements from the depositary for an amount of U.S.$185,046.

Please refer to Exhibits 2.2, and 2.3 to annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2022, for the remaining information relating to our American Depositary Shares required by Item 12 of Form 20-F.